

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Tyler B. Wilson, Esq.
Chief Financial Officer and General Counsel
Taronis Fuels, Inc.
24980 N. 83rd Avenue, Ste. 100
Peoria, Arizona 85383

> **Re: Taronis Fuels, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 23, 2020**
> **File No. 333-249644**

Dear Mr. Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences